SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                Multi Soft, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  625429 10 5
                                 (CUSIP Number)


                              Charles J. Lombardo
                             Multi Solutions, Inc.
         4262 U.S. Route 1, Monmouth Junction, NJ 08852 (908) 329-9200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 3, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 625429105                   13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Multi Solutions, Inc.       4262 U.S. Route 1
       22-2418056                  Monmouth Junction, NJ 08852

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,526,722
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,526,722
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,526,722

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       52.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Common Stock of Multi Soft, Inc., the principal address of which is 4262 US Route 1, Monmouth Junction, NJ 08852.


Item 2.  Identity and Background

     See Item 1 on the Schedule 13D cover page. No other responsive information is required.


Item 3.  Source and Amount of Funds or Other Consideration

     Of the 6,526,722 shares of Common Stock of Multi Soft, Inc. owned by Multi Solutions, Inc., 5,026,722 were previously owned by Multi Soft, Inc. and 1,500,000 were acquired on January 3, 1996 for $0.22 per share (the average of the closing bid and ask price on January 2, 1996). The total purchase price was $330,000 and is reflected in a note payable to Multi Soft, Inc., a copy of which is attached hereto as Exhibit "A."


Item 4.  Purpose of Transaction

     The purpose of the transaction is to acquire additional equity securities of Multi Soft, Inc. Multi Solutions, Inc. has historically maintained a majority interest in Multi Soft, Inc. and thereby enjoys the benefit of financial statement consolidation. Multi Solutions, Inc. has disclosed its historical practice to maintain majority control of Multi Soft, Inc. and its intention to do so in the future in its annual report on Form 10-K under the heading "Certain Relationships and Related Transactions."


Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     Exhibit "A" - Note Payable.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  1/10/96                                /s/ Charles J. Lombardo
                                             -----------------------------------
                                             Signature

                                             Charles J. Lombardo  C.E.O.
                                             -----------------------------------
                                             Name/Title